Mail Stop 4561

May 17, 2007

By U.S. Mail and facsimile to (952) 475-7975.

Thomas F. Jasper
Chief Financial Officer
TCF Financial Corporation
200 Lake Street East
Mail Code EX0-03-A
Wayzata, MN 55391

>   **Re: TCF Financial Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed February 27, 2007**
>   **File No. 001-10253**

Dear Mr. Jasper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with drafts of your proposed revisions. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 25. Accounting for Deposit Account Overdrafts, page 73

1.   You state in your disclosure that you have changed your accounting policy for deposit account overdrafts to a more preferred method. Please tell us the specific reasons why the change was preferable under GAAP. Additionally, please tell us how you considered the need to obtain a preferability letter from your auditors as required by Item 601(B)(18) of Regulation S-X.

2.   Please tell us how you considered the guidance in paragraph 13.37 of the AICPA Depository and Lending Institutions Guide and paragraph 14(e)(6) of SOP 01-6 in determining that your change in accounting for overdrafts and the related losses constituted a change in accounting policy and was not a correction of an error requiring restatement.

                                          * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us drafts of your proposed revisions. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

                                                    Sincerely,

                                                    Paul Cline
                                                    Senior Accountant